4-1-02

1157806

02030323

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002.

PanCanadian Energy Corporation
(Translation of Registrant's Name Into English)

150 - 9th Avenue S.W.
Calgary, Alberta, Canada T2P 3H9
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F __X____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956

Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

NEWS RELEASE

EnCana created by merger of AEC and PanCanadian

EnCana common shares begin trading Monday, April 8, 2002

CALGARY, Alberta (April 5, 2002) – Alberta Energy Company Ltd. (AEC) and PanCanadian Energy Corporation today completed the merger of their two companies – creating EnCana Corporation (EnCana or the Company).

The Court of Queen's Bench of Alberta today approved the arrangement involving AEC, one day after shareholders and optionholders of AEC and shareholders of PanCanadian voted 91 percent and 81 percent, respectively, in favour of the transaction. PanCanadian shareholders also approved changing the Company's name to EnCana Corporation. Under the terms of the merger, AEC shareholders will receive 1.472 PanCanadian (EnCana after the name change) common shares for each AEC common share they own.

"On Monday morning, shares in one of the world's largest independent oil and gas companies will start trading on the Toronto and New York stock exchanges under the symbol ECA. We will hit the ground running," said Gwyn Morgan, EnCana's President & Chief Executive Officer.

David O'Brien, EnCana's Chairman, said "This closes a multitude of remarkable chapters in the stellar histories of two great Canadian companies, and opens the page on a new era that creates a leading super-independent with the strategy, assets and people to compete globally."

EnCana is one of the world's largest independent oil and gas companies with an enterprise value of approximately C$30 billion. EnCana is North America's largest independent natural gas producer and gas storage operator. Ninety percent of the Company's assets are in four key North American growth platforms. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada's emerging offshore East Coast basins. In the U.S., EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong land position in the deepwater Gulf of Mexico. The Company has two key international growth platforms: EnCana is the largest private sector oil producer in Ecuador and is the operator of a very large oil discovery in the U.K. Central North Sea. The Company also conducts high upside potential New Ventures exploration in other parts of the world. EnCana is driven to be the industry's best-of-class benchmark in production cost, per-share growth and value creation for shareholders. Beginning Monday, April 8, 2002, EnCana common shares will trade on the Toronto and New York stock exchanges under the symbol ECA.

Advisory

This news release contains forward-looking statements within the meaning of the United States *Private Securities Litigation Reform Act of 1995*. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the initial trading date for EnCana common shares on the Toronto and New York stock exchanges; and the ability of EnCana to compete globally.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although AEC and EnCana believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this news release include, but are not limited to: general economic, business and market conditions; volatility of oil, natural gas and liquids prices; fluctuations in currency and interest rates, product supply and demand; competition; risks inherent in foreign operations, including political and economic risk; the ability to replace or expand reserves; the ability to either generate sufficient cash flow to meet current and future obligations or to obtain external debt or equity financing; the ability to enter into or renew leases; the timing and costs of pipeline construction; the ability to make capital investments and the amounts thereof; the results of exploration, development and drilling; the ability to secure adequate product transportation; changes in regulations; uncertainty in amounts and timing of royalty payments; and such other risks and uncertainties described from time to time in EnCana's, AEC's and PanCanadian's reports and filings with securities regulatory authorities. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

FOR FURTHER INFORMATION:

Investor contact:
Sheila McIntosh
(403) 290-2194
or
Greg Kist
(403) 266-8495

Media contact:
Alan Boras
(403) 266-8300
Scott Ranson
(403) 290-2710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PanCanadian Energy Corporation
(Registrant)

Date: April 5, 2002

By: [signature]
Name: LAURIE J. SCHULLER
Title: General Counsel and Corporate Secretary